Exhibit 99.4

Execution Copy

TRUST AGREEMENT

THIS TRUST AGREEMENT made as of December 9, 2022.

AMONG:

BAM PARTNERS TRUST, a trust existing under the laws of the Province of Ontario, by its trustee, BAM CLASS B PARTNERS INC.,

(the “Class B Shareholder”)

- and -

BROOKFIELD ASSET MANAGEMENT LTD., a corporation existing under the laws of the Province of British Columbia,

(the “Manager”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada,

(the “Trustee”)

RECITES THAT:

WHEREAS Brookfield Asset Management Inc. intends to complete a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, (i) Brookfield Asset Management Inc.’s historical asset management business will be transferred to Brookfield Asset Management ULC and (ii) Brookfield Asset Management Inc. and the Manager will acquire the shares of the Brookfield Asset Management ULC;

AND WHEREAS in connection with the Arrangement, Brookfield Asset Management will change its name to Brookfield Corporation;

AND WHEREAS on closing of the Arrangement, the authorized share capital of the Manager will consist of an unlimited number of Class A Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares (the “Class A Shares”) and 21,280 Class B Limited Voting Shares (the “Class B Shares”);

AND WHEREAS on closing of the Arrangement, all of the issued and outstanding Class B Shares will be owned by the Class B Shareholder;

AND WHEREAS all of the outstanding Class A Shares are expected to be listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange;

AND WHEREAS the parties wish to enter into this Agreement to reflect the foregoing and to ensure that the holders from time to time of the Class A Shares will not be deprived of rights under applicable takeover bid legislation to which they would have been entitled in the event of a takeover bid if the Class A Shares and the Class B Shares were of a single class of shares;

AND WHEREAS the Class B Shareholder and the Manager wish to confirm the appointment of the Trustee as a trustee for the holders from time to time of the Class A Shares for the purposes hereinafter set forth with the intent that such holders, through the Trustee, will receive the benefit of the covenants of the Class B Shareholder and the Manager contained in this Agreement;

AND WHEREAS, the foregoing recitals are made by the parties hereto other than the Trustee;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Interpretation not Affected by Headings, etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.2	Number, Gender, etc.

Words importing the singular number only will include the plural and vice versa. Words importing the use of any gender will include all genders.

1.3	Statutory References

Unless otherwise indicated, all references in this Agreement to any legislation include the regulations and rules thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision will be read as referring to such amended, re-enacted, consolidated or replaced provision.

1.4	Business Day

“Business Day” means any day (prior to 4:00 p.m.), other than a Saturday or a Sunday, when Canadian chartered banks are open for regular business in the city of Toronto, Ontario.

ARTICLE 2

PURPOSE OF THIS AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to ensure that the holders of Class A Shares will not be deprived of any rights under applicable takeover bid legislation to which they would have been entitled in the event of a takeover bid for the Class B Shares if the Class B Shares had been Class A Shares. In furtherance of the foregoing, the Class B Shareholder and the Manager hereby establish and create the Trust (as defined below) pursuant to the terms and conditions of this Agreement and hereby appoint the Trustee to act as trustee of the Trust.

2.2	Restrictions on Sale

(a)

Subject to sections 2.3(a) and 2.6 below, the Class B Shareholder will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid (as defined in applicable securities legislation) at a price per share in excess of 115% of the “market price” of the Class A Shares (determined in accordance with the takeover bid provisions of applicable securities legislation) or as part of a transaction involving purchases made from more than five persons or companies in the aggregate.

(b)

Without limiting the generality of section 2.2(a) above: (i) a sale will be deemed to be an indirect sale of Class B Shares owned by the Class B Shareholder, or by any person or company controlled, directly or indirectly, by the Class B Shareholder, for the purposes of section 2.2(a) above if the offer pursuant to which such sale is made would be deemed to be an indirect offer for the Class B Shares under the takeover bid provisions of applicable securities legislation; and (ii) an offeror will be deemed to include any person or company acting jointly or in concert with an offeror for Class B Shares under the takeover bid provisions of applicable securities legislation.

2.3	Permitted Sale

(a)

Section 2.2(a) will not apply to prevent a sale by the Class B Shareholder of Class B Shares pursuant to a takeover bid if the sale is made pursuant to an offer to purchase Class B Shares and a concurrent offer is made to all holders of Class A Shares to purchase the same percentage of Class A Shares as the percentage of Class B Shares that are offered to be purchased from the Class B Shareholder at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares, and provided that the concurrent offer is the same as the offer for Class B Shares in all other material respects and has no condition, if any, attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares.

(b)

Notwithstanding the foregoing, a sale will not be deemed to be an indirect sale of Class B Shares owned by the Class B Shareholder, or by any person controlled, directly or indirectly, by the Class B Shareholder, for the purposes of section 2.2(a)

above, if the sale is an indirect sale of Class B Shares resulting from the sale of shares of the Class B Shareholder or a corporation which, directly or indirectly, holds, shares of the Class B Shareholder, where (i) each selling shareholder is a shareholder of the Class B Shareholder, (ii) the transferee is (A) a shareholder of the Class B Shareholder or a person or company which, in conjunction with such sale, will become a shareholder of the Class B Shareholder and who, in either case, will not, as a result of such sale, hold, directly or indirectly, more than 20% of the outstanding voting or equity securities of the Class B Shareholder, or (B) a person or company which controls a person or company referred to in (i)(A) above, and (iii) no such transferee is a party to any arrangement under which any person, other than a person or company referred to in (ii)(A) or (B) above, would participate in the ownership of, or control or direction over, voting or equity shares of the Class B Shareholder; provided that, where required by Ontario securities legislation, an order from the Ontario Securities Commission permitting such sale has been obtained.

2.4	Improper Sale

If any person or company other than the Class B Shareholder carries out an indirect sale described in section 2.2(a) above in respect of any Class B Shares owned from time to time by the Class B Shareholder, unless section 2.3(a) above applies in respect of the sale, the Class B Shareholder will not at the time the sale becomes effective or thereafter do any of the following with respect to any of the Class B Shares so sold: (a) dispose of them without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and the Class B Shareholder will comply with such instructions. The Trustee may attach conditions to any instructions the Trustee gives in exercising its rights hereunder. The Trustee will exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Class A Shares, other than the Class B Shareholder and holders who, in the opinion of the Trustee, acting on the advice of counsel, participated directly or indirectly in the transaction that triggered the operation of this section 2.4; and (ii) consistent with the intentions of the Class B Shareholder and the Manager in entering into this Agreement as such intentions are set out in the recitals to this Agreement. If an indirect sale of Class B Shares that is referred to in this section 2.4 occurs and this section 2.4 is applicable to the sale, the Class B Shareholder will have no liability under this Agreement in respect of the sale, provided that the Class B Shareholder is in compliance with all other provisions of this Agreement, including, without limitation, the provisions of section 2.5(a) below and this section 2.4.

2.5	Prevention of Improper Sale

(a)

The Class B Shareholder will use its best efforts to prevent any person or company from carrying out a sale (including an indirect sale) described in section 2.2(a) above in respect of any Class B Shares owned from time to time by the Class B Shareholder, regardless of whether such person or company is a party to this Agreement, unless section 2.3(a) above applies in respect of the sale.

(b)	The Class B Shareholder will not, and will ensure that each person and company which it controls will not, effect or facilitate a disposition of any Class B Shares owned by the Class B Shareholder or by any person or company which the Class B Shareholder controls, directly or indirectly, unless the disposition is conditional upon the person or company acquiring the shares becoming a party to an agreement with the same terms and conditions as this Agreement under which such person or company will have the same rights and obligations as the Class B Shareholder hereunder and in which all references in this Agreement to the Class B Shareholder will be to the acquiring person or company.

2.6	Security Interest

Nothing in this Agreement will prevent the Class B Shareholder from time to time, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, whether directly or indirectly, in Class B Shares to any financial institution with which it deals at arm’s length (within the meaning of the Income Tax Act (Canada)) in connection with a bona fide borrowing provided that concurrently with the pledge, hypothecation or other granting of the security interest, the financial institution agrees in writing to become a party to and abide by the terms of this Agreement as if such financial institution were the Class B Shareholder herein until such time as the pledge, hypothecation or other security interest has been released or the Class B Shares which were subject thereto have been disposed of in accordance with the terms of this Agreement.

ARTICLE 3

ACCEPTANCE OF TRUST

3.1	Acceptance and Conditions of Trust

The Trustee hereby accepts the trust by this Agreement (the “Trust”) and assumes the duties created and imposed upon it pursuant to its appointment as Trustee for the holders from time to time of the Class A Shares by this Agreement and applicable law, provided that:

(a)	it will not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for its own gross negligence, wilful misconduct or bad faith;

(b)

it may, if it is acting in good faith, rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any instruction, advice, notice, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party or parties and, subject to subsection 3.1(a), will be under no liability with respect to any action taken or omitted to be taken in accordance with such instruction, advice, notice, opinion or other document;

(c)

it may employ or retain such counsel, auditors, accountants, or other experts or advisers, whose qualifications give authority to any advice, opinion or report made by them, as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on their part. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report by them, as the Trustee may reasonably require for the purpose of determining and discharging its duties hereunder and will not be responsible for any misconduct or gross negligence on the part of any of them; and

(d)

none of the provisions of this Agreement shall require the Trustee under any circumstances whatsoever to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights or powers in connection with this Agreement.

In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances.

The Trustee represents, to the best of its knowledge and belief after due inquiry, that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within three months after ascertaining that it has a material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Manager and generally may contract with and enter into financial transactions with the Manager, any of its subsidiaries or affiliates (as defined under Ontario securities legislation) without being liable to account for any profit made thereby.

3.2	Condition to Action

The obligation of the Trustee to take any action on behalf of the holders of the Class A Shares will be conditional upon the Trustee receiving from the Manager or from one or more holders of Class A Shares such funds and indemnities as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. The Manager will provide such funds and indemnities to the Trustee if the Trustee has delivered to the Manager the certificate referred to in section 3.4(a) below.

3.3	Limitation on Action

No holder of Class A Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Class A Shares have requested in the manner specified in section 3.5 below that the Trustee act and have provided reasonable funds and indemnities to the Trustee and the Trustee has failed to so act within 30 days after the provision of such funds and indemnities. In such case, any holder of Class A Shares acting on its own behalf and on behalf of all other holders of Class A Shares will be entitled to initiate whatever proceedings that the Trustee would have been entitled to initiate in any court of competent jurisdiction.

The Manager will do all things reasonably within its control to facilitate the due performance of this Agreement including the fulfilment by the Class B Shareholder of its obligations hereunder.

3.4	Enquiries by Trustee

(a)

If the Trustee is advised in writing by a party hereto or a holder of Class A Shares that there is reasonable cause to believe that Class B Shareholder or the Manager may have breached, or may intend to breach, any provision of this Agreement, the Trustee will make reasonable enquiries of the Class B Shareholder, the Manager, any party to an agreement to purchase Class B Shares and any appropriate securities regulatory authorities or stock exchanges to determine whether: (i) such a breach has occurred or is intended; and (ii) such breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interest of the holders of Class A Shares, and if so, the steps proposed to be taken by the Class B Shareholder and the Manager to correct such breach or intended breach. If the Trustee, acting on advice of counsel, thereupon determines that a breach has occurred or is intended and either cannot be corrected or the steps proposed to be taken to correct such breach or intended breach will not adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares, the Trustee will forthwith deliver to the Manager a certificate stating that the Trustee has made such determination. The Trustee will thereupon be entitled to take and, subject to section 3.2 above, will take such action as the Trustee, acting on advice of counsel, considers necessary to enforce its rights under this Agreement on behalf of the holders of the Class A Shares.

(b)

Nothing in this section 3.4 will impose on the Trustee any obligation to make inquiries as to any breach or intended breach of this Agreement by the Class B Shareholder or the Manager provided that the Trustee does not have reasonable cause to believe that a breach has occurred or is intended. Where the Trustee does not have any reasonable cause to so believe, the Trustee will have no liability under this section 3.4 in respect of any breach or intended breach.

3.5	Request by holders of Class A Shares

Subject to section 3.2 above, if holders of not less than 10% of the then outstanding Class A Shares determine that the Class B Shareholder or the Manager have breached, or intend to breach, any provision of this Agreement, such holders may require the Trustee to take action in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of a requisition the Trustee will forthwith take the action specified in the requisition and any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Class A Shares; provided that the Trustee will in the first instance determine whether the breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares, and if so, whether the steps proposed to be taken by the Class B Shareholder or the Manager to correct the breach or intended breach will adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Class A Shares.

3.6	Change of the Trustee

The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this section 3.6, after giving 60 days written notice to the Class B Shareholder and the Manager or such shorter notice as the Class B Shareholder and the Manager may accept as sufficient. The Manager will have the power at any time to remove the existing Trustee, provided that such removal is in the best interests of the holders of the Class A Shares, after giving the Trustee 30 days written notice of such removal or such shorter notice that the Trustee will accept as sufficient. In the event that the office of the Trustee becomes vacant due to the removal of the existing Trustee by the Manager, the Manager will forthwith appoint a new trustee which must be one of the largest five corporations licensed or authorized to carry on the business of a trust company in Ontario in terms of assets under administration. In the event that the office of trustee becomes vacant otherwise than by removal of the Trustee by the Manager, the Manager will forthwith appoint a new trustee which must be a corporation licensed or authorized to carry on the business of a trust company in Ontario; failing such appointment, the Class B Shareholder, the Trustee or any holder of Class A Shares may apply to a court of competition jurisdiction in the Province of Ontario for the appointment of a new trustee. Upon any new appointment, the new trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the trustee, but there will be immediately executed, at the expense of the Manager, all such instruments as may be, in the opinion of counsel to the Manager, necessary or desirable to assure such vesting. Any resignation of the Trustee will not become effective until the successor party executes an appropriate instrument accepting the appointment as the new trustee. Notwithstanding its resignation, the Trustee will continue to be indemnified in accordance with section 4.1 below.

3.7	Fees and Expenses of the Trustee

The Manager will pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee’s obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee. On all invoices issued by the Trustee for its services rendered hereunder which remain unpaid for a period of 30 days or more, interest at a rate per annum equal to the then current rate of interest charged by the Trustee to its corporate customers will be incurred, from 30 days after the issuance of the invoice until the date of payment. This section shall survive the termination of this Agreement and the resignation or removal of the Trustee.

3.8	Legend; Inspection

The Manager and the Class B Shareholder covenant and agree that each certificate or book-entry representing the Class B Shares owned by the Class B Shareholder will have endorsed thereon a legend to the effect that the Class B Shares represented by such certificate or book-entry are subject to the terms of this Agreement and that a copy of this Agreement may be examined at the head office of the Manager. The Manager will maintain a true copy of this Agreement at its head office and will permit any shareholder of the Manager to inspect and make copies thereof during normal business hours.

ARTICLE 4

INDEMNIFICATION

4.1	Indemnification of the Trustee

The Manager agrees to indemnify and hold harmless the Trustee from and against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without gross negligence, wilful misconduct or bad faith on the part of the Trustee, its officers, directors and employees may be paid, incurred or suffered by the Trustee by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement or any written or oral instructions delivered to the Trustee by the Manager pursuant hereto. The Manager will be notified by the Trustee, to the extent permitted by law, of the written assertion of a claim or of any action commenced against the Trustee, promptly after the Trustee will have received any such written assertion of a claim, or will have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Failure by the Trustee to so notify the Manager shall not relieve the Manager of its obligations hereunder. The Manager will be entitled to participate at its own expense in the defence of the assertion or claim. The Manager may elect at any time after receipt of such notice to assume the defence of any suit brought to enforce any such claim. The Trustee will have the right to employ and select separate counsel in any such suit and participate in the defence thereof and the fees and expenses of such counsel will be subject to section 3.7 above in the event that the named parties to any such suit include both the Trustee and the Manager and the Trustee will have been advised by counsel that there is a conflict of interest between the Manager and the Trustee in connection with such defence as determined by the Trustee, on the advice of its counsel or may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Manager (in which case the Manager will not have the right to assume the defence of such suit on behalf of the Trustee but will be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of the Trust and the resignation or removal of the Trustee.

ARTICLE 5

GENERAL

5.1	Compliance with Privacy Laws

The Class B Shareholder and the Manager acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Agreement. Notwithstanding any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Trustee will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. The Class B Shareholder and the Manager shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the other parties to this Agreement or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

5.2	Anti-Money Laundering Regulations

The Trustee will retain the right not to act and will not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it will have the right to resign on ten days’ written notice to the Manager or any shorter period of time as agreed to by the Manager, provided that: (a) the Trustee’s written notice will describe the circumstances of such non- compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such ten day period, then such resignation will not be effective.

5.3	Term

This Agreement will take effect contemporaneously with the listing of the Class A Shares on the TSX and will remain in full force and effect until the date that the Manager delivers to the Trustee the consent in writing of the TSX to the termination of this Agreement.

5.4	Rights not Limited

No provision in this Agreement will limit the rights of any holders of Class A Shares under applicable securities legislation.

5.5	Amendments, Modifications, etc.

(a)

This Agreement may not be amended, varied or modified, and no provision hereof may be waived, except with the approval of at least two-thirds of the votes cast by the holders of Class A Shares present or represented at a meeting duly called for the purpose of considering the amendment, variation, modification or waiver, which two-thirds majority will include a simple majority of the votes cast by the holders of Class A Shares, excluding the Class B Shareholder and its affiliates and any person who owns Class B Shares or has an agreement to purchase Class B Shares on terms which would constitute a sale prohibited by the terms of this Agreement, prior to giving effect to the amendment, variation, modification or waiver.

(b)	Notwithstanding the provisions of section 5.5(a) above, this Agreement may be amended without the approval of the holders of Class A Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein, provided that the Trustee is of the opinion, acting on the advice of counsel, that the rights hereunder of the holders of Class A Shares will not be prejudiced, in any material respect, by such amendment and further provided that the prior consent of the TSX in respect of such changes has been received.

5.6	Notice

Any notice or other communication required or permitted to be given hereunder will be inwriting and will be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)	if to the Class B Shareholder:

BAM Partners Trust

c/o BAM Class B Partners Ltd.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Attention: Kathy Sarpash

Email: kathy.sarpash@brookfield.com

(b)	if to the Manager:

Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Attention: Kathy Sarpash

Email: kathy.sarpash@brookfield.com

(c)	if to the Trustee:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust

Email: corporatetrust.toronto@computershare.com

or to such other address as the party to whom the notice or communication is to be given has last designated to the party giving the same in the manner specified in this section 5.6. Any such notice or communication will be deemed to have been given and received on the day it is so delivered or sent or on the third day following the day of mailing thereof in Ontario as the case may be.

5.7	Communication Methods

The Trustee will be entitled to treat a pdf or email communication or communication by other similar electronic means in a form satisfactory to the Trustee (“Electronic Methods”) from a person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) the authorize representative of a party, as sufficient instructions and authority of the party for the Trustee to act and will have no duty to verify or confirm that such person is so authorized. The parties hereto acknowledge that they are fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than Electronic Methods.

5.8	Force Majeure

No party hereto shall be liable to the other parties hereto, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section 5.8.

5.9	Enurement

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns.

5.10	Further Acts

The parties hereto will do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give effect to this Agreement.

5.11	Entire Agreement

This Agreement constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof There are no verbal statements, representations, warranties, undertakings or agreements between the parties in respect of the subject matter hereof, other than as expressly set forth herein.

5.12	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.13	Severability

If any provision of this Agreement, or of the application thereof to any person or circumstances, is, to any extent, determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision or portion thereof to any other person or circumstances, will not be affected thereby and each provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

5.14	Day not a Business Day

Whenever any step and/or action will be due, any period of time will begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such step and/or action will be made, such period of time will begin or end, and such other actions will be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day.

5.15	Counterparts

This Agreement may be executed in one or more counterparts, including counterparts by electronic transmission, each of which so executed and delivered will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF this Agreement has been duly executed and delivered as of the date first written above.

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Authorized Signatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova Title: Corporate Trust Officer

By:	/s/ Shelley McGarrity
Name: Shelley McGarrity Title: Corporate Trust Officer